THIS PAPER DOCUMENT IS
BEING SUBMITTED PURSUANT
TO RULE 901 9(d) OF
REGULATION S-T


UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION Washington,
D.C. 20549

SCHEDULE 13G
Under the Securities
Exchange Act of 1934
(Amendment No. 1)*


Irish Investment Fund
(Name of Issuer)

Common Stock, Par Value $0.00 per
share
(Title of Class of Securities)

462710104
(CUSIP Number)


(Date of Event Which Requires
Filing of this Statement)

Check the appropriate box to
designate the rule pursuant to
which this
Schedule is filed:
[X ]
Rule 13d-1(b)
[ ]
Rule 13d-1(c)
[ ]
Rule 13d-1(d)


CUSIP No. 462710104


1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above
persons (entities only).

First Union Corporation
56-0898180


2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)


3.
SEC Use Only


4.
Citizenship or Place of Organization
North Carolina


Number of Shares Beneficially Owned by
Each Reporting Person With


5.
Sole Voting Power            385412

6.
Shared Voting Power          0

7.
Sole Dispositive Power       386312

8.
Shared Dispositive Power     0


9.
Aggregate Amount Beneficially Owned by
Each Reporting Person 386312


10.
Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See
Instructions)
Not Applicable.


11.
Percent of Class Represented by Amount in
Row (11) 7.71%

12.
Type of Reporting Person (See
Instructions)
Parent Holding Company (HC)


Item 1.

(a)Name of Issuer
Irish Investment Fund


(b) Address of Issuer's
Principal Executive
Offices Vanguard
Financial Center
Post Office Box 1102
(MS #731) Valley Forge,
PA  19482


Item 2.

(a) Name of Person
Filing
 First Union Corporation


(b) Address of Principal Business
Office or, if none, Residence
 One First Union Center
 Charlotte, North Carolina 28288-
0137


(c) Citizenship
 North Carolina


(d) Title of Class of Securities
 Common Stock, Par Value $.01 per share


(e) CUSIP Number
 337358105


Item 3.
If this statement is filed pursuant to
240.13d-1(b) or 240.13d2(b) or
c), check whether the person filing is a:

(g)[X ] A parent holding company or
control person in accordance with
240.13d-1(b)(1)(ii)(G);

Item 4.
Ownership.

Provide the following information
regarding the aggregate number and
percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: 386312.

(b)
Percent of class: 7.71%.

(c)
Number of shares as to which the person
has:

(i)
Sole power to vote or to direct the vote
385412.


(ii)
Shared power to vote or to direct the vote
0.


(iii)
Sole power to dispose or to direct the
disposition of 386312.


(iv)
Shared power to dispose or to direct the disposition of 0.




Item 5.
Ownership of Five Percent or Less of a
Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[ ].


Item 6.
Ownership of More than Five Percent on
Behalf of Another Person. Not Applicable.


Item 7.
Identification and Classification of the
Subsidiary Which Acquired the
Security Being Reported on By the Parent
Holding Company

First Union Corporation is filing this
schedule pursuant to Rule 13d-
1(b)(1)(ii)(G) as indicated under Item
3(g).  The relevant subsidiaries are
Tattersall Advisory Group, Inc. (IA) and
First Union Securities, Inc. (IA).
Tattersall Advisory Group, Inc. and First
Union Securities, Inc. are investment
advisors for mutual funds and other
clients; the securities reported by these subsidiaries are beneficially owned by such mutual funds or other clients.

Item 8.
Identification and Classification of
Members of the Group
Not Applicable.


Item 9.
Notice of Dissolution of Group
Not Applicable.

Item 10.
Certification

(a)
The following certification shall be
included if the statement is filed
pursuant to 240.13d-1(b):

By signing below I certify that, to the
best of my knowledge and belief, the
securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/14/2001
Date

Signature

Karen F. Knudtsen, Vice President &

Trust Officer Name/Title